U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Chicken Soup for the Soul Entertainment, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	81-2560811
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

132 E. Putnam Avenue, Floor 2W
Cos Cob, Connecticut	06807
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be Registered	Name of Each Exchange on Which Each Class is to be Registered
Redeemable warrants, each 11.494 warrants exercisable for one share of common stock at an exercise price of $132.18 per share	The Nasdaq Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

The securities to be registered hereby are warrants (“Warrants”) of Chicken Soup for the Soul Entertainment, Inc. (the “Company”). The Company assumed the Warrants in its acquisition of Redbox Entertainment, Inc. f/k/a Seaport Global Acquisition Corp. (“Redbox”) consummated August 11, 2022 (the “Acquisition”). As part of the Acquisition, each share of Redbox Class A common stock was cancelled and automatically deemed for all purposes to represent the right to receive a number of shares of Company Class A common stock, par value $0.0001 per share, equal to 0.087 multiplied by one share (the “Exchange Ratio”). Prior to the Acquisition, each Warrant entitled the registered holder thereof to purchase one whole share of Redbox Class A common stock, par value $0.0001 per share at a price of $11.50 per share, subject to adjustment. As a result of the Acquisition and adjustment caused thereby, 11.494 Warrants are required to purchase one whole share of Company Class A common stock at a price of $132.18 per share, subject to adjustment. This new exercise price was calculated by dividing the pre-Acquisition $11.50 per-share exercise price of the Warrants by the Exchange Ratio.

Pursuant to that certain warrant agreement, dated as of November 27, 2020 by and between Redbox and Continental Stock Transfer & Trust Company as warrant agent (as amended by that certain Warrant Assumption and Amendment Agreement, dated as of August 11, 2022, by and between the Company, Redbox and Continental Stock Transfer & Trust Company as warrant agent, the “Warrant Agreement”), a warrant holder may exercise its Warrants only for a whole number of shares of Company Class A common stock. The Warrants will expire October 22, 2026, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company may call the Warrants for redemption:

• in whole and not in part;

• at a price of $0.01 per Warrant;

• upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each Warrant holder; and

• if, and only if, the reported last sale price of the Company Class A common stock equals or exceeds $206.90 per share (the “Redemption Trigger Price”) (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders. The Redemption Trigger Price was calculated by dividing the pre-Acquisition $18.00 per share Redemption Trigger Price by the Exchange Ratio.

The Company has established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Warrants, each Warrant holder will be entitled to exercise its Warrant prior to the scheduled redemption date. However, the price of the Company Class A common stock may fall below the $206.90 Redemption Trigger Price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $132.18 Warrant exercise price after the redemption notice is issued.

If the Company calls the Warrants for redemption as described above, the Company’s management will have the option to require any holder that wishes to exercise its Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Warrants on a “cashless basis,” the Company’s management will consider, among other factors, the Company’s cash position, the number of Warrants that are outstanding and the dilutive effect on the Company’s stockholders of issuing the maximum number of shares of Company Class A common stock issuable upon the exercise of the Warrants. If management takes advantage of this option, all holders of Warrants would pay the exercise price by surrendering their Warrants for that number of shares of Company Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Company Class A common stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Company Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Company Class A common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a Warrant redemption. The Company believes this feature is an attractive option to it if it does not need the cash from the exercise of the Warrants. If the Company calls the Warrants for redemption and its management does not take advantage of this option, Seaport Global SPAC, LLC, a Delaware limited liability company (“Seaport”) and its permitted transferees would still be entitled to exercise those certain Warrants they purchased in a private placement prior to the Acquisition (the “Private Placement Warrants”) for cash or on a cashless basis using the same formula described above that other Warrant holders would have been required to use had all Warrant holders been required to exercise their Warrants on a cashless basis, as described in more detail below.

A holder of a Warrant may notify the Company in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of Company Class A common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Company Class A common stock is increased by a stock dividend payable in shares of Company Class A common stock, or by a split-up of shares of Company Class A common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Company Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Company Class A common stock. A rights offering to holders of shares of Company Class A common stock entitling holders to purchase shares of Company Class A common stock at a price less than the fair market value (as defined below) will be deemed a stock dividend of a number of shares of Company Class A common stock equal to the product of (i) the number of shares of Company Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Company Class A common stock) and (ii) one (1) minus the quotient of (x) the price per share of Company Class A common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Company Class A common stock, in determining the price payable for Company Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “fair market value” means the volume weighted average price of Company Class A common stock as reported during the ten (10) trading-day period ending on the trading day prior to the first date on which the shares of Company Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if the Company, at any time while the Warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of shares of Company Class A common stock on account of such shares of Company Class A common stock (or other shares of the Company’s capital stock into which the Warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Company Class A common stock in respect of such event.

If the number of outstanding shares of Company Class A common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Company Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Company Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Company Class A common stock.

Whenever the number of shares of Company Class A common stock purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Company Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Company Class A common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Company Class A common stock (other than those described above or that solely affects the par value of such shares of Company Class A common stock), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of its outstanding shares of Company Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of Company Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of shares of Company Class A common stock in such a transaction is payable in the form of Company Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within thirty days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants in order to determine and realize the option value component of the Warrant. This formula is to compensate the Warrant holder for the loss of the option value portion of the Warrant due to the requirement that the Warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The Warrants were issued in registered form under the Warrant Agreement. The Warrant Agreement contains a complete description of the terms and conditions applicable to the Warrants. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity, correct any mistake or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding Warrants other than Private Placement Warrants (“Public Warrants”) to make any change that adversely affects the interests of the registered holders of Public Warrants.

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to the Company, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of shares of Company Class A common stock and any voting rights until they exercise their warrants and receive shares of Company Class A common stock. After the issuance of shares of Company Class A common stock upon exercise of the Warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number of shares of Company Class A common stock to be issued to the Warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against it arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and the Company irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Item 2.	Index to Exhibits.

Exhibit Number	Description
2.1	Merger Agreement, dated as of May 10, 2022, by and among Chicken Soup for the Soul Entertainment, Inc., RB First Merger Sub Inc., RB Second Merger Sub LLC, Redwood Opco Merger Sub LLC, Redbox Entertainment Inc. and Redwood Intermediate LLC (incorporated by reference to Exhibit 2.1 to the registrant’s Amendment No. 1 to the Current Report on Form 8-K filed with the SEC on May 12, 2022)
3.1	Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 to Registrant’s DOS filed with the SEC on September 21, 2016)
3.1.1	Certificate of Designations, Rights and Preferences of Registrant’s 9.75% Series A Cumulative Redeemable Perpetual Preferred Stock (incorporated by reference to Exhibit 3.3 to Registrant’s Amendment No. 3 to the Registration Statement on Form S-1 (No.333-225603) filed with the SEC on June 22, 2018)
3.1.2	Amendment No. 1 to Certificate of Designations, Rights and Preferences of Registrant’s 9.75% Series A Cumulative Redeemable Perpetual Preferred Stock (incorporated by reference to Exhibit 4.2 to Registrant’s Registration Statement on Form S-3 (No.333-227596) filed with the SEC on September 28, 2018)
3.1.3	Amendment No. 2 to Certificate of Designations, Rights and Preferences of Registrant’s 9.75% Series A Cumulative Redeemable Perpetual Preferred Stock (incorporated by reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed with the SEC on November 19, 2018)
3.1.4	Amendment No. 3 to Certificate of Designations, Rights and Preferences of Registrant’s 9.75% Series A Cumulative Redeemable Perpetual Preferred Stock (incorporated by reference to Exhibit 4.4 to Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 (No. 333-232588) filed with the SEC on August 1, 2019)
3.2	Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to Registrant’s DOS filed with the SEC on September 21, 2016)
4.1	Warrant Assumption and Amendment Agreement, dated August 11, 2022, by and between the Registrant, Redbox Entertainment Inc., and Continental Stock Transfer & Trust Company
4.2	Warrant Agreement, dated November 27, 2020, by and between Seaport Global Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Redbox Entertainment Inc.’s Current Report on Form 8-K filed with the SEC on December 3, 2020)
4.3	Class W Warrant Agreement between Chicken Soup for the Soul Entertainment Inc. and Continental Stock Transfer & Trust Co. (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 24, 2020)
4.4	Class Z Warrant Agreement between Chicken Soup for the Soul Entertainment Inc. and Continental Stock Transfer & Trust Co. (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 24, 2020
4.5	Form of Registrant’s Class I Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on May 15, 2019)
4.6	Form of Registrant’s Class II Warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on May 15, 2019)
4.7	Form of Registrant’s Class III-A Warrant (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on May 15, 2019)
4.8	Form of Registrant’s Class III-B Warrant (incorporated by reference to Exhibit 4.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on May 15, 2019)
5.1	Opinion of Graubard Miller (incorporated by reference to Exhibit 5.1 to Registrant’s Amendment No. 1 to the Registration Statement on Form S-4 filed with the SEC on July 11, 2022)
10.1	Release Agreement, dated as of May 10, 2022, by and among (i) Redwood Holdco, LP, AP VIII Aspen Holdings, L.P. and Apollo Global Management, Inc., (ii) Chicken Soup for the Soul Entertainment, Inc., RB First Merger Sub Inc., RB Second Merger Sub LLC and Redwood Opco Merger Sub, LLC, (iii) HPS Investment Partners, LLC, (iv) Redbox Entertainment Inc., Redwood Intermediate, LLC and Redbox Automated Retail, LLC and (v) Seaport Global SPAC, LLC (incorporated by reference to Exhibit 10.1 to Registrant’s Amendment No. 1 to the Current Report on Form 8-K filed with the SEC on May 12, 2022)
10.2	Tax Receivable Agreement Amendment, dated as of May 10, 2022, by and among Redbox Entertainment Inc., as successor to Seaport Global Acquisition Corp., Chicken Soup for the Soul Entertainment, Inc., Redwood Holdco, LP and Redwood Intermediate, LLC (incorporated by reference to Exhibit 10.2 to Registrant’s Amendment No. 1 to the Current Report on Form 8-K filed with the SEC on May 12, 2022)
10.3	Contribution and Exchange Agreement, dated as of May 10, 2022, by and among Redbox Automated Retail, LLC, Redwood Intermediate LLC, Redwood Holdco, LP, New Outerwall, Inc., Aspen Parent, Inc., Redbox Entertainment Inc. and HPS Investment Partners, LLC (incorporated by reference to Exhibit 10.1 to Redbox Entertainment Inc.’s Current Report on Form 8-K filed with the SEC on May 11, 2022)
10.7	Credit Agreement, dated as of October 20, 2017, by and among Redwood Intermediate, LLC, Redbox Automated Retail, LLC, the lenders party thereto and HPS Investment Partners, LLC, as administrative agent and collateral agent, as amended (incorporated by reference to Exhibit 10.9 to Redbox Entertainment Inc.’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on April 28, 2022).
10.8	Incremental Assumption And Amendment Agreement No. 6, dated as of April 15, 2022, by and among Redwood Intermediate, LLC, Redbox Automated Retail, LLC, Redbox Incentives LLC, HPS Investment Partners, LLC, and each of the Lenders party thereto (incorporated by reference to Exhibit 10.1 to Redbox Entertainment Inc.’s Amendment No. 1 to Current Report on Form 8-K filed with the SEC on April 15, 2022).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Chicken Soup for the Soul Entertainment, Inc.

Date: August 11, 2022	By:	/s/ William J. Rouahna, Jr.
William J. Rouahna, Jr.
Chief Executive Officer

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